UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

**Current Report Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported):   April 24, 2003

Cowlitz Bancorporation

(Exact Name of Registrant as specified in its charter)

Oregon	0-23881	91 - 529841
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

927 Commerce Ave., Longview, Washington	98632
Address of Principal Executive Office	Zip Code

Registrant's telephone number including area code   360-423-9088

(Former name or former address, if changed since last report)   Not applicable

Item 7. Financial Statements and Exhibits

      (a)   Financial statements of business acquired.

               Not applicable.

      (b)   Pro Forma Financial Information

               Not applicable.

      (c)   Exhibits.

The following exhibits are being filed herewith and this list shall constitute the exhibit index:

Exhibit

  (99)   Press Release

Item 9. Regulation FD Disclosure

      On April 24, 2003, Cowlitz Bancorporation issued a press release announcing its operating earnings for the first quarter of 2003. All information in the press release, appearing in Exhibit 99, is not filed but is furnished pursuant to Regulation FD.


SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                        COWLITZ BANCORPORATION
                        (Registrant)

Date: April 24, 2003   By: <u>/s/ Richard J. Fitzpatrick</u>
                               Richard J. Fitzpatrick
                               President and Chief Executive Officer

April 24, 2003 1:00 p.m. Pacific Time

Company Press Release

SOURCE: *Cowlitz Bancorporation*
CONTACTS: Richard J. Fitzpatrick, Chief Executive Officer
                          Don P. Kiser, Chief Financial Officer
                          (360) 423-9800

Cowlitz Bancorporation Announces Earnings

LONGVIEW, Wash., **April 24, 2003** /PRNewswire/ --

FlashResults
Cowlitz Bancorporation (NASDAQ: CWLZ)
(Numbers in Thousands, Except Per Share Data)

	Quarter Ended 3/31/03		Quarter Ended 3/31/02
Net Interest Income	$	3,128	$	3,024
Net Income	$	643	$	(128)
Average Diluted Shares		3,918		3,746
Diluted EPS	$	0.16	$	(0.03)

Cowlitz Bancorporation (NASDAQ: CWLZ - news) today reported net income of $643,000 or $0.16 per diluted share for the first quarter of 2003, compared to a net loss of $128,000 or $0.03 per diluted share during the same period of 2002. The results for the first quarter of 2002 include a goodwill impairment charge of $791,000 after tax from the adoption of a new accounting principle. Net income prior to that charge was $663,000 or $0.18 per diluted share.

"The results of the first quarter included many positive trends," said Richard J. Fitzpatrick, President and CEO of Cowlitz Bancorporation and its wholly owned subsidiary, Cowlitz Bank. "Earnings are strengthening, non-performing assets are declining, and the new management team is helping to stabilize and improve the Company's performance." Mr. Fitzpatrick was appointed as President and CEO of both Cowlitz Bancorporation and Cowlitz Bank in March. Ernie Ballou joined Cowlitz Bank in February as Executive Vice President and Credit Administrator.

For the three months ended March 31, 2003, Cowlitz added $523,000 to its provision for loan losses. The loan loss reserve stands at $6.0 million, or 3.34% of total loans and 156.41% of non-performing loans. The Company recorded net charge-offs of $703,000 during the first quarter of 2003, compared to $391,000 during the first quarter of 2002.

Total non-performing assets declined to $5.2 million at March 31, 2003 compared to $7.4 million at December 31, 2002, and $6.2 million at March 31, 2002. Cowlitz' non-performing assets as a percent of total assets also decreased to 1.68% at March 31, 2003 from 2.14% at December 31, 2002, and 1.72% at March 31, 2002. The decline is due to charging-off, paying-off, or bringing current loans that were on non-accrual status at December 31, 2002.

Total assets at March 31, 2003 were $310.7 million compared to $345.2 million at December 31, 2002, a decrease of $34.5 million or 10.0%. Net loans decreased $15.6 million, and the volume of loans held-for-sale decreased $26.4 million comparing the balances at March 31, 2003 to the balances at December 31, 2002.

Cowlitz Bancorporation is the holding company of Cowlitz Bank. Cowlitz Bank's divisions include Bay Bank, Bellevue, Washington; Northern Bank of Commerce, Portland, Oregon; and Bay Mortgage, with four offices in Western Washington. Cowlitz specializes in commercial banking services for Northwest businesses, professionals and retail customers, with a total of seven full-service banking offices. Financial services in addition to banking include trust services, mortgage banking, and escrow services.

FINANCIAL HIGHLIGHTS
(Unaudited - $ in thousands, except per share)

INCOME STATEMENT	Three Months Ended March 31,	
	2003	2002
Interest income	$ 4,659	$ 5,559
Interest expense	1,531	2,535
Net interest income	3,128	3,024
Provision for loan losses	523	300
Net interest income after loan loss provision	2,605	2,724
Non-interest income	3,494	2,438
Non-interest expense	5,105	4,541
Income before provision for income taxes	994	621
Provision for income taxes	351	243
Income from continuing operations	643	378
Discontinued operations:		
Income from discontinued operations, net of tax	-	6
Gain on disposal, net of tax	-	279
Income before change in accounting	643	663
Change in accounting, net of tax	-	(791)
Net income (loss)	$ 643	$ (128)
Basic earnings per weighted average share of common stock		
Continuing Operations	$ 0.17	$ 0.10
Discontinued operations	$ -	$ 0.08
Cumulative effect of a change in accounting principle	$ -	$ (0.21)
Net income (loss) per basic share of common stock	$ 0.17	$ (0.03)
Diluted earnings per weighted average share of common stock		
Continuing Operations	$ 0.16	$ 0.10
Discontinued operations	$ -	$ 0.08
Cumulative effect of a change in accounting principle	$ -	$ (0.21)
Net income (loss) per diluted share of common stock	$ 0.16	$ (0.03)
Weighted average shares outstanding		
Basic	3,819,424	3,699,519
Diluted	3,918,460	3,746,083
Actual shares outstanding		
Basic	3,823,632	3,732,172
Diluted	3,927,644	3,780,589
Efficiency Ratio	77.09%	83.14%
Number of full-time equivalent employees	179	195

	Three Months Ended March 31,	
SELECTED AVERAGES	2003	2002
Average interest-earning assets	$ 304,488	$ 337,315
Total average assets	$ 321,717	$ 360,747
Average interest-bearing liabilities	$ 242,167	$ 284,273
Average Equity	$ 31,897	$ 29,110

BALANCE SHEET	Mar 31, 2003	Dec 31, 2002	Mar 31, 2002
Total assets	$ 310,690	$ 345,164	$ 360,146
Securities available for sale	$ 35,111	$ 33,276	$ 41,638
Securities held to maturity	$ 356	$ 357	$ 1,819
Loans, net of allowance for loan losses	$ 172,839	$ 188,356	$ 220,484
Loans held for sale	$ 37,155	$ 63,645	$ 18,898
Goodwill	$ 2,352	$ 2,352	$ 2,352
Other intangible assets	$ 435	$ 502	$ 700
Deposits	$ 261,650	$ 290,120	$ 306,150
Borrowings	$ 14,302	$ 21,231	$ 22,258
Equity	$ 31,860	$ 31,263	$ 28,709
Book value per share	$ 8.33	$ 8.19	$ 7.69
Tangible book value per share	$ 7.60	$ 7.44	$ 6.87
Tier 1 leverage capital ratio	8.93%	8.05%	7.09%

	Three Months Ended March 31,	
RATIOS ANNUALIZED	2003	2002
Return on average assets	0.80%	-0.14%
Return on average equity	8.06%	-1.76%
Average Equity/ average assets	9.91%	8.07%
Interest rate yield on interest-earning assets	6.12%	6.59%
Interest rate expense on interest-bearing liabilities	2.53%	3.57%
Interest spread	3.59%	3.02%
Net interest margin	4.11%	3.59%

	Three Months Ended March 31,	
ALLOWANCE FOR LOAN LOSSES	2003	2002
Balance at beginning of period	$ 6,150	$ 5,997
Adjustment Incident to Sale of BFC	-	(289)
Provision for loan losses	523	300
Recoveries	8	67
Charge Offs	(711)	(458)
Balance at end of period	$ 5,970	$ 5,617
Loan loss allowance/gross loans	3.34%	2.48%
Loan loss allowance/non-performing loans	156.41%	117.46%

NON-PERFORMING ASSETS	Mar 31, 2003	Dec 31, 2002	Mar 31, 2002
Accruing loans – over 90 days past due	$ 549	$ 982	$ 379
Nonaccrual loans	3,268	5,097	4,403
Total non-performing loans	3,817	6,079	4,782
Other real estate owned	1,404	1,304	1,417
Other assets	-	4	5
Total non-performing assets	$ 5,221	$ 7,387	$ 6,204
Total non-performing assets/total assets	1.68%	2.14%	1.72%